                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           Family Dollar Stores, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.10 Per Share
                         (Title of Class of Securities)

                                    307000109
                                 (CUSIP Number)

                             Stephen M. Davis, Esq.
                          Werbel McMillin & Carnelutti
                           A Professional Corporation

           711 Fifth Avenue, New York, New York 10022, (212) 832-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 10, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                 SCHEDULE 13D

- -------------------                                         -----------------
CUSIP No. 307000109                                         Page 2 of 10 Pages
- -------------------                                         ------------------

===============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The SC Fundamental Value Fund, L.P.

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   WC/00
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
- --------------------------------------------------------------------------------
8  SHARED VOTING POWER
   2,656,300

- --------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
- --------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   2,656,300

- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,656,300

- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

- -------------------                                         --------------------
CUSIP No. 307000109                                         Page 3 of 10 Pages
- -------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC Fundamental Value BVI, Inc.

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7  SOLE VOTING POWER
   1,639,200
- --------------------------------------------------------------------------------
8  SHARED VOTING POWER
   0
- --------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   1,639,200
- --------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,639,200
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.9%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

- -------------------                                         --------------------
CUSIP No. 307000109                                         Page 4 of 10 Pages
- -------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC Fundamental Inc.

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                      (b)  [ ]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable

- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
- --------------------------------------------------------------------------------
8  SHARED VOTING POWER
   2,656,300

- --------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
- --------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   2,656,300
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,656,300
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.7%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

- -------------------                                         --------------------
CUSIP No. 307000109                                         Page 5 of 10 Pages
- -------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary N. Siegler

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7  SOLE VOTING POWER
   55,000
- --------------------------------------------------------------------------------
8  SHARED VOTING POWER
   4,295,500

- --------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   55,000
- --------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   4,295,500
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,350,500
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.7%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

- -------------------                                         --------------------
CUSIP No.  307000109                                        Page 6 of 10 Pages
- -------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter M. Collery

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   Not Applicable
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7  SOLE VOTING POWER
   0
- --------------------------------------------------------------------------------
8  SHARED VOTING POWER
   4,295,500
- --------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
- --------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   4,295,500
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,295,500
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.6%

- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                            Page 7 of 10 Pages
                                  AMENDMENT
                                     No. 2
                                    TO THE
                                 SCHEDULE 13D


     The Reporting Persons consisting of SC Fundamental Inc., The SC Fundamental Value Fund, L.P., SC Fundamental Value BVI, Inc., Gary N. Siegler and Peter M. Collery, hereby amend their Schedule 13D relating to the Common Stock, par value $0.10, of Family Dollar Stores, Inc.


Item 3.   Source and Amount of Funds or Other Consideration

          The aggregate purchase prices of the shares of the Issuer's Common Stock ("Shares") purchased by the Fund, BVI Inc. and Siegler, respectively, as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

Fund                                         $  2,239,406.02
BVI Inc. (on behalf of BVI Ltd.)             $  3,267,113.24
Siegler                                      $    181,950.00

          Fund and BVI Inc. purchased their Shares with working capital or with funds extended by brokerage firms in connection with margin transactions. Siegler purchased his Shares with funds extended to him by a brokerage firm in connection with a margin transaction.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on June 8, 1995, the Reporting Persons, by virtue of the language of Rule 13d-3, may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-Q for the fiscal quarter ended March 31, 1995).

                                                            Page 8  of 10 Pages


==============================================================================
==
        Name             Shares of Common Stock        Percentage
- --------------------------------------------------------------------------------
SC Fundamental Inc.(1)   2,656,300                                4.7%
- --------------------------------------------------------------------------------
The SC Fundamental
Value Fund, L.P.         2,656,300                                4.7%
- --------------------------------------------------------------------------------
SC Fundamental(2)
Value BVI, Inc.          1,639,200                                2.9%
- --------------------------------------------------------------------------------
Gary N. Siegler(2)       4,350,500                                7.6%
- --------------------------------------------------------------------------------
Peter M. Collery(2)      4,295,500                                7.6%
================================================================================
(1)  Does not include shares of the Issuer's Common Stock previously held for the benefit of the Managed Account.

(2) Includes shares of the Issuer's Common Stock previously held for the benefit of the Managed Account.

          (c)  The following table sets forth transactions effected by the Fund,
Siegler and by BVI Inc. on behalf of BVI Ltd in the last 60 days.  Unless otherwise noted, each of the transactions reflects a purchase by means of trades on the New York Stock Exchange.
                                                            Page 9 of 10 Pages


================================================================================
                                             BVI, Inc.
               Price Per                     on behalf
Trade Date     Share($)       Fund           of BVI Ltd.    Siegler
- --------------------------------------------------------------------------------
5/08/95        11.1250         15,900           9,100       0
- --------------------------------------------------------------------------------
5/09/95        11.0424         21,400          12,200       0
- --------------------------------------------------------------------------------
5/10/95        11.3750         19,100          10,900       0
- --------------------------------------------------------------------------------
5/11/95        11.3943         32,500          18,600       0
- --------------------------------------------------------------------------------
5/12/95        11.8732         12,900           7,400       0
- --------------------------------------------------------------------------------
5/15/95        11.2328         25,450          14,550       0
- --------------------------------------------------------------------------------
5/31/95        11.6250          3,200          1,800        0
- --------------------------------------------------------------------------------
6/01/95        11.8750        164,000(3)     164,000        0
- --------------------------------------------------------------------------------
6/01/95        12.0770              0              0        15,000
- --------------------------------------------------------------------------------
6/05/95        12.8750          5,600          3,500        0
- --------------------------------------------------------------------------------
6/07/95        13.0000         37,100         22,900        0
- --------------------------------------------------------------------------------
6/07/95        12.7500          6,200          3,800        0
- --------------------------------------------------------------------------------
6/08/95        13.3553          7,050          4,350        0
- --------------------------------------------------------------------------------

- ---------
(3)  Reflects a sale effected by means of a trade on the New York Stock Exchange.

                                                            Page 10 of 10 Pages



          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 1995


SC FUNDAMENTAL INC.


     By:  /s/ Peter M. Collery
- ---------------------------------
              Peter M. Collery
              Vice President

THE SC FUNDAMENTAL VALUE FUND, L.P.

     By:  SC FUNDAMENTAL INC.


     By:  /s/ Peter M. Collery
- ----------------------------------
              Peter M. Collery
              Vice President

SC FUNDAMENTAL VALUE BVI, INC.


     By:  /s/ Peter M. Collery
- ----------------------------------
              Peter M. Collery
              Vice President



/s/ Gary N. Siegler
- ---------------------------------
    Gary N. Siegler



/s/ Peter M. Collery
- ---------------------------------
    Peter M. Collery